SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 2)
                              Halsey Drug Co., Inc.
                              ---------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   406369 10 8
                                 --------------
                                 (CUSIP Number)

                              George Abrahams, Esq.
                    Wolf, Block, Schorr and Solis-Cohen, LLP
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 12 Pages)

                                  SCHEDULE 13D

CUSIP No. 406369 10 8                                         Page 2 of 12 Pages


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Galen Partners III, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[x]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     25,674,122

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     25,674,122

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,674,122

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.8%

14   TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 406369 10 8                                         Page 3 of 12 Pages


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Galen Employee Fund III, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[x]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     105,106

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     105,106

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     105,106

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .7%

14   TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 406369 10 8                                         Page 4 of 12 Pages


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Galen Partners International III, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[x]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     2,323,965

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     2,323,965

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,323,965

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0%

14   TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          Item 1 is amended to read in its entirety as follows:

          "This Statement covers a total of 28,103,193 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Halsey Drug Co., Inc., a New York corporation (the "Company"). As of May 4, 1999 the Reporting Persons (as defined in Item 2 hereof) hold an aggregate of 374,290 shares of Common Stock,
(ii) convertible debentures of the Company in the aggregate principal amount of $30,949,504 (the "Debentures"), which as of such date are convertible into an aggregate of 22,437,286 shares of Common Stock and (iii) warrants for the purchase of an aggregate of 5,291,617 shares of Common Stock (the "Warrants"). The Debentures and Warrants are referred to herein, collectively, as the "Securities."

          The Company's principal executive offices are located at 695 North Perryville Road, Crimson Building No. 2, Rockford, Illinois 61107."

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is amended to read in its entirety as follows:

          "The funds for the acquisition of the Securities were allocated from the working capital of the Reporting Persons and were not obtained by means of a loan or other borrowing arrangement.

          The Securities were acquired by the Reporting Persons at various times during the period from March 10, 1998 to May 4, 1999 at purchase prices equal to the principal amount of Debentures comprising a part of the Securities which were purchased. The aggregate purchase prices paid by each of Galen, Galen Intl and GEF for the Securities were $28,274,415, $2,559,338 and $115,751, respectively, and were all paid in cash."

Item 4.   Purpose of Transaction.

          Item 4 is amended to read in its entirety as follows:

          "The Company, the Reporting Persons and certain other persons entered into a Debenture and Warrant Purchase Agreement, dated as of March 10, 1998 (the "Purchase Agreement") providing for the purchase by the Reporting Persons and other persons (collectively, the "Investors") of an aggregate of $20,800,000 principal amount of Debentures, Warrants to purchase an aggregate of 2,101,010 shares of Common Stock at $1.50 per share and Warrants to purchase an aggregate of 2,101,010 shares of Common Stock at $2.375 per share and the issuance and delivery to the Investors of instruments evidencing the Debentures and Warrants. The Debentures issued on March 10, 1998 were at the time of issuance convertible into Common Stock at the rate of one share of Common Stock for each $1.50 principal amount of Debentures (an aggregate of 13,866,666 shares of Common Stock for the Debentures issued to all Investors and 11,466,667 shares of Common Stock for the Debentures issued to the Reporting Persons). All of the Warrants issued to the Reporting Persons on March 10, 1998 are exercisable for a period of seven years commencing on the issue date thereof.

          In June 1998, the Reporting Persons and certain other persons exercised their options under the Purchase Agreement to purchase a rata portion of additional Securities having an aggregate purchase price of $5,000,000 on the same terms and conditions as set forth in the Purchase Agreement.

Pursuant to such option exercise, the Reporting Persons purchased Debentures in the aggregate principal amount of $4,134,616 (which Debentures were at the time of issuance convertible into an aggregate of 2,756,411 shares of Common Stock) and Warrants to purchase an aggregate of 417,637 shares of Common Stock at $1.50 per share and Warrants to purchase an aggregate of 417,637 of Common Stock at $2.375 per share.

          During the period from August 12, 1998 through December 2, 1998 the Reporting Persons purchased additional Debentures and Warrants in 7 separate transactions. The aggregate purchase price for the Securities purchased by the Reporting Persons during such period was $7,719,888. The initial conversion rate at which the Debentures issued to the Reporting Persons during such period are convertible into Common Stock was $1.3688 per share. The exercise prices of the Warrants issued to the Reporting Persons during this period ranged from $1.3688 to $2.3156 per share. All of the Warrants issued to the Reporting Persons during this period are exercisable for a period of seven years commencing on the issue date thereof.

          On March 8, 1999 Galen, Galen Intl and GEF purchased additional Securities for an aggregate purchase price of $1,278,992, $115,772 and $5,236, respectively. The initial conversion rate at which the Debentures issued to the Reporting Persons on such date are convertible into Common Stock was $1.1969 per share and the exercise price of the Warrants issued to the Reporting Persons on such date was $1.1969 per share. All of the Warrants issued to the Reporting Person on such date are exercisable for a period of seven years commencing on the issue date.

          On May 4, 1999, Galen, Galen Intl and GEF purchased additional Securities for an aggregate purchase price of $452,215, $40,934 and $1,851, respectively. The initial conversion rate at which the Debentures issued to the Reporting Persons on such date are convertible into Common Stock was $1.175 per share and the exercise price of the Warrants issued to the Reporting Person on such date was $1.175 per share. All of the Warrants issued to the Reporting Persons on such date are exercisable for a period of seven years commencing on the issue date.

          On October 1, 1998 and January 1, 1999 the Company issued to the Reporting Persons an aggregate of 144,887 and 229,403 shares of Common Stock, respectively, in lieu of payment in cash of accrued interest of $266,678 and $266,679, respectively, on outstanding Debentures.

          The conversion rates of the Debentures into Common Stock and the exercise prices of the Warrants and the number of shares of Common Stock issuable upon conversion or exercise thereof are subject to adjustment to protect the holders thereof against dilution. In addition, the conversion rates and exercise prices of the Securities issued on March 10, 1998, June 12, 1998 and June 24, 1998 were subject to a downward adjustment in the event the liabilities of the Company and its subsidiaries as of February 28, 1998 were determined to have exceeded $27,640,000. Pursuant to such adjustment provision the conversion rates and exercise prices of such Securities were each reduced by $.097.

          Pursuant to the Purchase Agreement, the Purchasers designated two persons to become directors of the Company and such persons were elected as directors on March 10, 1998. The Purchasers also had the right to designate an additional person to be a member of the Board of Directors commencing with the first Annual Meeting of Shareholders of the Company to be held after the closing of the Purchase Agreement, which the Company agreed in the Purchase Agreement to hold on or prior to June 30, 1998 (the "1998 Meeting").

          The Company also agreed in the Purchase Agreement to present for approval by shareholders at the 1998 Meeting, proposals to amend the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 20,000,000 to 40,000,000 Shares and to provide that the Debentures shall have the right to vote as part of a single class with all holders of Common Stock of the Company on all matters with the holders of Debentures to have such number of votes as shall equal the number of votes they would have had they converted the entire principal amount of their Debentures into Common Stock immediately prior to the record date relating to such vote.

          The 1998 Meeting was duly held on June 30, 1998. At the 1998 Meeting, a designee of the Purchasers was elected as a director of the Company and the proposals to amend the Certificate of Incorporation of the Company were approved by the shareholders.

          The Company has agreed with the Reporting Persons to present for approval by its shareholders at the 1999 annual meeting of shareholders a proposal to further amend the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 40,000,000 to 75,000,000 Shares.

          Pursuant to the Purchase Agreement each Investor, including the Reporting Persons, has been given a right of first refusal, subject to certain limitations, to purchase additional equity securities of the Company (including convertible debt securities) offered for sale by the Company. Such right is exercisable on a pro rata basis among all Investors and certain other persons holding other convertible debentures of the Company.

          Each of the Reporting Persons acquired its Securities as long-term investments. Except as set forth herein, none of the Reporting Persons presently intends to acquire additional securities of the Company. However, if any Reporting Person believes that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, such Reporting Person may acquire additional securities of the Company. Similarly, any Reporting Person, subject to applicable law and depending upon market and other factors, may from time to time determine to dispose some or all of the Securities.

          Except as set forth herein, the Reporting Persons have no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, each Reporting Person reserves the right, either individually or together with other persons, to act in respect of its interest in the Company in accordance with its best judgment in light of the circumstances existing at that time."

Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended to read in its entirety as follows:

         "(a)     Each Reporting Person owns  or  has  the  right to acquire the number of Securities shown opposite its name:


   (1)                                   (2)                (3)                   (4)                   (5)                 (6)

                                                          Number of
                                                          Shares of         Number of Shares                           Percentage of
                                                        Common Stock        of Common Stock                             Outstanding
                                      Number of          into which          which may be             Total of           Shares of
Reporting                             Shares of         Debentures are     acquired pursuant to      Columns (2),       Common Stock
Person                               Common Stock        Convertible       exercise of Warrants      (3) and (4)    (see Note below)

Galen ..........................        341,939           20,497,942            4,834,241             25,674,122            64.8%
Galen Intl .....................         30,951            1,855,429              437,585              2,323,965            14.0%
GEF ............................          1,400               83,915               19,791                105,106             0.7%
   Total .......................        374,290           22,437,286            5,291,617             28,103,193            66.9%


          Note: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the totals in the bottom row of columns
(3) and (4) to 14,278,019 (the number of shares of Common Stock outstanding as of May 5, 1999, such number having been provided by the Company to the Reporting Persons) (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (5) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

         (b) Each Reporting Person possesses the sole power to vote and to dispose of its respective Securities.

         (c)      See Item 3.

         (d)      None.

         (e)      Not applicable."

Item 7.  Material to be filed as Exhibits.

         Item 7 is amended by adding the following:

         "9. Joint Filing Agreement, dated May 20, 1999, by the Reporting Persons and the Related Persons.

         10. Amended, Restated and Consolidated Bridge Loan Agreement for $8,500,000 among the Company, Galen, Galen Intl, GEF and others dated as of December 2, 1998. Incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10- K for the fiscal year ended December 31, 1998."

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:   May 20, 1999

                                          GALEN PARTNERS III, L.P.
                                          By:  Claudius, L.L.C., General Partner



                                          By: /s/Bruce F. Wesson
                                              ----------------------------
                                          Bruce F. Wesson, Managing Member


                                          GALEN PARTNERS
                                          INTERNATIONAL III, L.P.
                                          By:  Claudius, L.L.C., General Partner



                                          By: /s/ Bruce F. Wesson
                                              ----------------------------
                                          Bruce F. Wesson, Managing Member


                                          GALEN EMPLOYEE FUND III, L.P.
                                          By:  Wesson Enterprises, Inc.,
                                               General Partner



                                          By: /s/ Bruce F. Wesson
                                              ----------------------------
                                          Bruce F. Wesson, President


                                          CLAUDIUS, L.L.C.


                                          By: /s/ Bruce F. Wesson
                                              ----------------------------
                                          Bruce F. Wesson, Managing Member

                                          WESSON ENTERPRISES, INC.


                                          By: /s/ Bruce F. Wesson
                                              ----------------------------
                                          Bruce F. Wesson, President


                                          By: /s/ Bruce F. Wesson
                                              ----------------------------
                                          Bruce F. Wesson, President




                                          /s/ William R. Grant
                                          --------------------------------
                                             William R. Grant



                                          /s/ Bruce F. Wesson
                                          --------------------------------
                                             Bruce F. Wesson



                                          /s/ L. John Wilkerson
                                          --------------------------------
                                             L. John Wilkerson



                                          /s/ David Jahns
                                          --------------------------------
                                             David Jahns



                                          /s/ Srini Conjeevaram
                                          --------------------------------
                                             Srini Conjeevaram



                                          /s/ Zubeen Shroff
                                          --------------------------------
                                             Zubeen Shroff

                                    EXHIBIT 8

                             JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 2 to the Statement on Schedule 13D dated March 20, 1998 (including exhibits and schedules thereto) with respect to the acquisition of, or the right to acquire, the Common Stock of Halsey Drug Co., Inc., a New York corporation. This Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executes this Agreement this 20th day of May, 1999.

                                          GALEN PARTNERS III, L.P.
                                          By:  Claudius, L.L.C., General Partner



                                          By: /s/ Bruce F. Wesson
                                              ----------------------------
                                          Bruce F. Wesson, Managing Member


                                          GALEN PARTNERS
                                          INTERNATIONAL III, L.P.
                                          By:  Claudius, L.L.C., General Partner



                                          By: /s/ Bruce F. Wesson
                                              ----------------------------
                                          Bruce F. Wesson, Managing Member


                                          GALEN EMPLOYEE FUND III, L.P.
                                          By:  Wesson Enterprises, Inc.,
                                             General Partner



                                          By: /s/ Bruce F. Wesson
                                              ----------------------------
                                          Bruce F. Wesson, President


                                          CLAUDIUS, L.L.C.



                                          By: /s/ Bruce F. Wesson
                                              ----------------------------
                                          Bruce F. Wesson, Managing Member

                                          WESSON ENTERPRISES, INC.


                                          By: /s/ Bruce F. Wesson
                                              ----------------------------
                                          Bruce F. Wesson, President



                                          /s/ William R. Grant
                                          --------------------------------
                                             William R. Grant



                                          /s/ Bruce F. Wesson
                                          --------------------------------
                                             Bruce F. Wesson



                                          /s/ L. John Wilkerson
                                          --------------------------------
                                             L. John Wilkerson



                                          /s/ David Jahns
                                          --------------------------------
                                             David Jahns



                                          /s/ Srini Conjeevaram
                                          --------------------------------
                                             Srini Conjeevaram



                                          /s/ Zubeen Shroff
                                          --------------------------------
                                             Zubeen Shroff